Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 28, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10253
ETF Growth and Income Aug. ’22
(the “Trust”)
CIK No. 1929830 File No. 333-266029

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If the Trust’s final portfolio includes significant exposure to theme-based ETFs, sectors or industries, please specify and add appropriate risk disclosure to the Trust’s prospectus.

Response:The Trust confirms it will add appropriate disclosure to the Trust’s prospectus if the Trust’s final portfolio contains significant exposure to theme-based ETFs, sectors or industries.

2.The Staff notes the disclosure states, “For this portfolio, the research department selected equity ETFs that provide exposure to the industrials, healthcare, information technology and energy sectors and the banking industry.” Please add risks for these sectors and the banking industry or explain why not necessary.

Response:The Trust confirms it will add risk disclosure for the above-referenced sectors and industry.

3.If the ETFs held by the Trust are affiliated, please include the conflict disclosure that was agreed upon in prior filings.

Response:If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

4.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon